SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                               FORM 8-A/A


                             AMENDMENT NO. 1
                  To Registration Statement on Form 8-A
                 effective October 30, 1991 relating to
                  Common Stock, par value $1.00

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) or (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


              INTERNATIONAL SHIPHOLDING CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                              36-2989662
          (State of incorporation                 (I.R.S. Employer
             or organization)                   Identification Number)

650 POYDRAS STREET, SUITE 1700, NEW ORLEANS, LOUISIANA       70130
(Address of principal executive offices)                  (Zip Code)

      Securities registered hereunder pursuant to Section 12(b) of the Act:

            TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE
               SO REGISTERED              ON WHICH EACH CLASS IS REGISTERED

              Common Stock,                    New York Stock Exchange
              par value $1.00

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box.

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box.

      Securities to be registered pursuant to Section 12(g) of the Act:

                                    NONE

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

International Shipholding Corporation (the "Company") hereby amends its Registration Statement on Form 8-A in its entirety to read in the manner set forth immediately below.

ITEM 1:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL
     The Company's authorized capital stock consists of ten million shares of common stock, $1.00 par value per share (the "Common Stock"), of which 6,682,887 shares were outstanding as of October 9, 1998, and one million shares of preferred stock, $1.00 par value per share (the "Preferred Stock"), none of which were outstanding as of October 9, 1998. The following description of the Common Stock and the Preferred Stock is qualified in its entirety by reference to (i) the Company's Certificate of Incorporation (the "Certificate") and Bylaws, which are incorporated herein by reference as exhibits to this Registration Statement and (ii) the applicable provisions of the Delaware General Corporation Law.

PREFERRED STOCK

     AUTHORITY OF THE BOARD TO ISSUE. The Board of Directors of the Company is authorized, without action of its stockholders, to issue Preferred Stock from time to time in one or more series and to establish the voting powers, designations, preferences and relative, optional or other special rights and qualifications, limitations or restrictions, of such series, to the full extent permitted by law. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to each series of Preferred Stock that may be issued: (i) the number of shares constituting such series, which may be increased or decreased in accordance with the Certificate; (ii) the dividend rights and the dividend preferences, if any, over any other class or series; (iii) the liquidation rights and the liquidation preferences, if any, over any other class or series; (iv) the time during which, the price at which, and the terms and conditions on which shares may be redeemed; (v) the terms of any purchase, retirement or sinking funds; (vi) the terms and conditions of any conversion or exchange of such shares for shares of any other series, class or any other securities; and (vii) any voting powers.

     All of the rights of the holders of Preferred Stock described herein are subject to the terms of the Certificate described below under "Ownership of Stock by Non-United States Citizens."

     LIMITATION ON DIVIDENDS. No holders of any series of Preferred Stock will be entitled to receive any dividends thereon other than those specifically provided for by the Certificate or by resolution of the Board of Directors providing for the issue of such series of Preferred Stock. No accumulated dividends on Preferred Stock will bear interest.

     LIMITATION ON LIQUIDATION DISTRIBUTIONS. In the event of any liquidation of the Company, the holders of Preferred Stock of each series will be entitled to receive only such amount as will have been fixed by the Certificate or by resolution of the Board of Directors providing for the issue of such series. A consolidation or merger of the Company with or into another corporation or a sale, lease or exchange of all or substantially all of the assets of the Company will not be deemed to be a liquidation, dissolution or winding up, within the meaning of such terms in the Certificate.

COMMON STOCK

     All of the rights of the holders of Common Stock described below are subject to the terms of the Certificate described below under "Ownership of Stock by Non-United States Citizens."

     DIVIDEND RIGHTS. Subject to the preferences of any Preferred Stock and any other stock ranking prior to the Common Stock as to dividends and subject to certain restrictions set forth in certain of the Company's debt instruments, holders of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor.

     VOTING RIGHTS. Each holder of record of Common Stock is entitled to one vote for each share on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights. As a result, the holders of more than 50% of the Company's voting power may elect all of the directors if they so desire.

     LIQUIDATION RIGHTS. Upon the dissolution, liquidation or winding up of the Company, after payments of debts and expenses and payment of the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them, unless and to the extent that holders of Preferred Stock are entitled to participate with the holders of Common Stock in receiving distributions of such remaining assets.

     PREEMPTIVE AND OTHER RIGHTS. Holders of shares of Common Stock have no pre-emptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company.

OWNERSHIP OF STOCK BY NON-UNITED STATES CITIZENS

     The Company must comply with certain stock ownership requirements in order to assure that it will be permitted to engage in United States coastwise trade, as well as participate in certain financing, operating differential subsidy and other maritime subsidy programs administered by the United States Maritime Administration ("MARAD"). To assure such compliance, the Certificate includes certain provisions designed to enable the Company to regulate the ownership of its capital stock by persons who are not citizens of the United States.

     The Certificate provides any transfer or purported transfer of shares of the Capital Stock (as defined below) of the Company that would result in the ownership by Non-Citizens (as defined below) of Capital Stock having more than 23% (the "Permitted Amount") of the Total Voting Power (as defined below) of the Company would be void and would not be effective against the Company except for the purpose of enabling the Company to effect certain remedies that are described below. The Certificate defines Capital Stock as any class or series of capital stock of the Company (other than such class or classes of the Company's stock, if any, that MARAD permits to be excluded from the determination of whether the Company is in compliance with the citizenship requirements of the Maritime Laws), and defines Total Voting Power as the total number of votes that may be cast by shares of the Company's capital stock with respect to the election of its directors.

     The Certificate further defines a Non-Citizen as any Person (defined as including an individual corporation, partnership, limited liability company, trust, joint venture or other association) other than a Citizen, and a Citizen is defined as:

     (I)  any individual who is a citizen of the United States;

     (ii) any corporation, partnership, association or limited liability company (A) that is organized under the laws of the United States or of a state, territory, district or possession thereof, (B) of which not less than 75% of its stock or equity interest is beneficially owned by Persons who are Citizens, (C) whose president or chief executive officer, chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons are Citizens (or, in the case of a partnership, all of its general partners are Citizens), and (D) of which more than 50% of the number of its directors (or
          equivalent   persons)   necessary  to  constitute  a  quorum  are
          Citizens;

     (iii)any joint venture (if not an association, corporation or partnership) (A) that is organized under the laws of the United States or of a state, territory, district or possession thereof and (B) all co-venturers of which are Citizens; and

     (iv) any trust (A) that is domiciled in and existing under the laws of the United States or of a state, territory, district or possession thereof, (B) the trustee of which is a Citizen, and
          (C) of which not less than a 75% interest is held for the benefit of Citizens.

     Voting rights will be denied to any shares owned by Non-Citizens in excess of the Permitted Amount (the "Excess Shares"), and dividends will be withheld by the Company with respect to such Excess Shares, pending transfer of the Excess Shares to a Citizen or a reduction in the aggregate number of shares owned by Non-Citizens to or below the Permitted Amount. The Company's Board of Directors will have the power to make a conclusive determination as to those shares of the Company's Capital Stock that constitute the Excess Shares. This determination will be made by reference to the most recent acquisitions of shares of Capital Stock of the Company by Non-Citizens.

     In addition, the Certificate authorizes, but does not require, the Company to redeem shares of Capital Stock owned by Non-Citizens in excess of the Permitted Amount in order to reduce ownership by Non-Citizens to the Permitted Amount. The redemption price would be equal to the average of the closing price of such shares on the New York Stock Exchange (or, if the Capital Stock is not traded on the New York Stock Exchange, on any other national security exchange on which it is listed, and if not listed on any national security exchange, the closing sales prices on the NASDAQ National Market, and if not so quoted, the mean between the representative bid and ask prices as quoted by NASDAQ or other generally recognized reporting system, and if not so quoted, as determined in good faith by the Board of Directors) during the 10 trading days prior to the notice of redemption and any dividend or other distribution declared with respect to such shares prior to the date such shares are called for redemption but which has been withheld by the Company. The Company would have the option to pay the redemption price for any shares owned by Non-Citizens in excess of the Permitted Amount in cash or be delivery of a promissory note having a maturity of not more than ten years from the date of issuance and bearing interest at a rate equal to the then current coupon rate of a 10-year Treasury note.

     The Certificate also authorizes the Board of Directors to implement measures necessary or desirable to assure that it can monitor effectively the citizenship of the holders of its Capital Stock. To that end, the Board has the authority to require proof of citizenship, of existing or prospective stockholders, as well as to implement and maintain a dual stock certificate system under which different forms of stock certificates representing outstanding shares of the Company's Capital Stock would be issued to Citizens or Non-Citizens. If a dual stock certificate system were to be implemented, any stock certificate surrendered for transfer thereafter would have to be accompanied by a citizenship certificate signed by the transferee and any additional proof of citizenship requested by the Company or its transfer agent, with the transfer agent then registering the transfer and issuance of a new stock certificate designated as Citizen or Non-Citizen depending upon the citizenship of the new owner. In addition, to the extent necessary to enable the Company to determine the number of shares owned by Non-Citizens for purposes of submitting the proof of United States citizenship required under the Maritime Laws, the Company could require record holders and beneficial owners from time to time to confirm their citizenship status and could, in the discretion of the Board of Directors, temporarily withhold dividends payable, and deny voting rights, with respect to the shares of Capital Stock held by any such record holder and beneficial owner until confirmation of its citizenship status is received.

     Based on its current low level of stock ownership by Non-Citizens, the Board of Directors has not implemented a dual stock certificate system at this time. However, the Board of Directors intends to review periodically its level of stock ownership by Non-Citizens, and it is possible that the Board would implement a dual stock certificate system if the level of stock ownership by Non-Citizens materially increases in the future.

     CERTIFICATE AND BY-LAW PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS.

     Certain provisions of the Certificate and By-laws that are described below may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

     AUTHORIZED BUT UNISSUED STOCK. The existence of authorized but unissued Common Stock and the undesignated Preferred Stock may enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. If, in the exercise of its fiduciary responsibilities, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

     The Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights that could have the effect of impeding a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

     AMENDMENT OF THE BY-LAWS. Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend, alter or repeal its By-laws. The Certificate and By-laws grant the Board of Directors the power to adopt, amend and repeal the By-laws at any regular or special meeting of the Board of Directors.

     SPECIAL MEETINGS OF THE STOCKHOLDERS. The Company's By-laws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the president, secretary or a majority of the Board of Directors. Stockholders do not have the power to call a special meeting.

     The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination to negotiate on terms acceptable to the then elected Board of Directors.

ITEM 2: EXHIBITS

     1. Restated Certificate of Incorporation of the Company, as amended, incorporated herein by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

     2. By-laws of the Company incorporated by reference to Exhibit 3(b) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

                             * * * * *

                             SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                 INTERNATIONAL  SHIPHOLDING CORPORATION



                                 By:  /s/ GARY L. FERGUSON
                                    -------------------------
                                          GARY L. FERGUSON
                                 Vice President and Chief Financial Officer



Dated: October 14, 1998